No. 70-8511

	       SECURITIES AND EXCHANGE COMMISSION
		    WASHINGTON, D. C.  20549
		_________________________________

		 Post-Effective Amendment No. 8
			     to the
			   Form U-1/A
	       __________________________________

		    APPLICATION - DECLARATION
			      Under
	 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
		_________________________________

System Energy Resources, Inc.     Entergy Corporation
1340 Echelon Parkway              P.O. Box 61005
Jackson, Mississippi 39213        New Orleans, Louisiana  70161
Telephone:  601-368-5000          Telephone:  504-529-5262

Entergy Arkansas, Inc.            Entergy Louisiana, Inc.
P.O. Box 551                      639 Loyola Avenue
Little Rock, Arkansas  72203      New Orleans, Louisiana  70113
Telephone:  501-377-4000          Telephone:  504-576-4000

Entergy Mississippi, Inc.         Entergy New Orleans, Inc.
P.O. Box 1640                     639 Loyola Avenue
Jackson, Mississippi  39205       New Orleans, Louisiana  70113
Telephone:  601-969-2311          Telephone:  504-576-4000


     (Names of companies filing this statement and addresses
		 of principal executive offices)
	       __________________________________

		       ENTERGY CORPORATION

	     (Name of top registered holding company
	     parent of each applicant or declarant)

		_________________________________

		    Steven C. McNeal
		    Vice President, Corporate Finance
		    Entergy Services, Inc.
		    639 Loyola Avenue
		    New Orleans, LA  70113
		    (504) 576-4363

	     (Name and address of agent for service)
	      _____________________________________

	 The Commission is also requested to send copies of communications in connection with this matter to:


		  Laurence M. Hamric, Esq.
		  Ann G. Roy, Esq.
		  Entergy Services, Inc.
		  639 Loyola Avenue
		  New Orleans, Louisiana
		  70113
		  (504) 576-2095

The Application-Declaration is amended as follows:

Item 1.   Description of Proposed Transactions

     Section D.     Other

     The second sentence of the third paragraph is amended and restated as follows:

     " However, as of March 31, 1998, London Electricity's senior debt ratings have not changed due to the enactment of the windfall profits tax."


Item 2.   Fees, Commissions and Expenses

     Item 2, Fees, Commissions and Expenses is amended and restated in its entirety as follows:

     "The fees, commissions and expenses, other than those of the underwriters, to be incurred in connection with the issuance and sale of the Bonds and Debentures are not expected to exceed the following:

							  Each
					    Initial     Additional
					     Sale         Sale
*Registration Statement                 $  110,625(FN1) $       -
     Application - Declaration                  2,000           -
*Rating Agencies' Fees                         25,000      25,000
*Trustee's Fees                                 7,000       5,000
*Fees of Company Counsel:
     Friday, Eldredge & Clark                  10,000       5,000
     Wise, Carter, Child & Caraway             10,000       5,000
     Thelen Reid & Priest                      40,000      25,000
*Fees of Entergy Services, Inc.                35,000      25,000
*Accountants' Fees                             18,000      12,000
*Printing and engraving costs                  25,000      20,000
*Miscellaneous expenses (including             20,000      15,000
   Blue-sky expenses)
					-------------   ---------
			       *TOTAL   $     280,125   $ 137,000
					=============   =========

(FN1) Based on $375 million principal amount of Bonds and Debentures which is the amount of Bonds and Debentures requested herein ($685 million) less the amount of Bonds and Debentures issued to date under this file ($310 million).

     The fees, commissions and expenses, other than those of the underwriters, to be incurred in connection with the issuance and sale of the Tax-Exempt Bonds (including the expenses related to the issuance and pledge of the Collateral Bonds) are not expected to exceed the following:

							  Each
					   Initial      Additional
					    Sale          Sale
*Rating Agencies' Fees                       25,000        25,000
*Trustee's Fees                              55,000        15,000
*Fees of Bond Counsel                        80,000        80,000
*Fees of State Bond Commission               30,000        30,000
*Fees of Company Counsel:
     Friday, Eldredge & Clark                10,000         5,000
     Wise, Carter, Child & Caraway           10,000         5,000
     Thelen Reid & Priest                    40,000        25,000
*Fees of Entergy Services, Inc.              35,000        25,000
*Accountants' Fees                           18,000        12,000
*Printing and engraving costs                25,000        20,000
*Miscellaneous expenses (including           20,000        15,000
  Blue-sky expenses)
					-----------      --------
			       *TOTAL   $   348,000       257,000
					===========      ========
_________________
     * Estimated"

			   SIGNATURES

Pursuant to the requirements of the Public Utility Holding

Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.



		    ENTERGY CORPORATION
		    SYSTEM ENERGY RESOURCES, INC.
		    ENTERGY ARKANSAS, INC.
		    ENTERGY LOUISIANA, INC.
		    ENTERGY MISSISSIPPI, INC.
		    ENTERGY NEW ORLEANS, INC.




		    By: /s/ Steven C. McNeal
			  Steven C. McNeal
		       Vice President and Treasurer




September 16, 1998